July 2010: Second Quarter Review

Stocks Ease in Q2

The stock market suffered some profit taking in the second quarter of 2010 as the S&P 500 is now down 7.6% YTD. Mid-cap value was the best segment, with a return of -1.9% for the first six months of the year. Other top-performing segments were the entire small-cap sector, down an average of 2.5% and mid-cap blend, down 2.8%. Investors dumped equities for the safety of gold and U.S. Treasuries last quarter. Government bond funds returned almost 5% last quarter, while gold gained more than 7%. Our Fund performance was helped by our exposure to gold and our higher than normal cash position, as we out performed our benchmark during the second quarter and the first six months of 2010.

Economic  Recovery  Questioned

Three months ago, investors felt the chances for a double-dip recession were slim to none. Now they are not so sure. The primary culprits: the European debt crisis, poor housing data, and lingering unemployment in the U.S. Throw in higher taxes for 2011, increased U.S. government regulation of the private sector, along with high levels of U.S. unemployment, and it's easy to see why investors have become more negative on the sustainability of the U.S. recovery. Recent negative developments in the U.S. housing market and a negative revision to first quarter GDP have elevated fears of a double-dip recession in the U.S.

Continued Recovery Despite Concerns

The housing market and continued high unemployment are two of investors' biggest concerns for the U.S. recovery. Despite a falloff from incentive-induced sales in April, we do not expect the housing sector to do any significant damage to the economy's growth momentum since housing has fallen to only about 3% of the domestic economy. Interest rates continue to support a housing recovery as mortgage rates have fallen near 4.5%, all time lows for a thirty-year mortgage. Of more concern is the labor market, but there is also good news here as corporate capital spending continues to grow. As corporations invest in new plants and equipment, they begin to expand their payrolls. But we continue to expect only a modest recovery in employment as higher taxes and increased government regulations keep a lid on business expansion. But at least corporations seem to be expanding enough to lessen the chances of renewed weakness in employment levels.

As the market moved to new highs in April, we began to take profits in anticipation of a tougher second half of the year, but institutional selling emerged faster than we anticipated, which kept us from raising as much cash as we intended. Continued volatility in June kept us cautious, but a new follow through day July 7 (the NASDAQ index gained over 2% on higher volume than the previous session), which occurred in a severely oversold market, has increased the chances of a new equity uptrend. As we see more institutional buying, we will begin to reinvest our cash in the market's leading stocks.


MARKET  SECTOR  PRICE  CHANGES



                    % 3 Months          %YTD
S&P 500 Index           -11.9%         -7.6%
Russell Large Index     -11.9%         -7.3%
Russell Mid Index       -10.2%         -2.8%
Russell Small Index     -10.2%         -2.5%
Russell 3000 Index      -11.7%         -6.9%




Last  3  Months  and  YEAR-TO-DATE



  VALUE     BLEND     GROWTH
-11.6%     -11.9%     -12.1%  LARGE
 -6.2%      -7.3%      -8.4%
-10.0%     -10.2%     -10.4%  MEDIUM
 -1.9%      -2.8%      -3.8%
-11.0%     -10.2%      -9.3%  SMALL
 -2.5%      -2.5%      -2.6%




ECONOMIC  SECTOR  ALLOCATION



Sector                    Fund        S&P 500
Consumer Discretion        10%            10%
Consumer Staple             6%            11%
Energy                     10%            11%

Financial                  12%            16%
Health Care                10%            12%
Industrials                 7%            11%

Information Tech           20%            19%
Materials                   7%             3%
Telecommunications          0%             3%

Utilities                   0%             4%
Sector-Specific ETFs        6%            N/A
Cash                       10%            N/A
Other                       2%            N/A



STOCK  SECTOR  ALLOCATION



VALUE     BLEND     GROWTH
  13%       22%        33%        LARGE

   4%        5%        16%        MEDIUM

   0%        5%         2%        SMALL



Stock allocation by size and price-Growth stocks are higher priced stocks, meaning they have above-average P/E ratios, while value stocks, with their below-average P/E ratios, are lower priced stocks.


TOP  FIVE  NEW  STOCK  HOLDINGS
           ---



                                % of Fund
Advance Auto Parts Inc               1.6%
Whiting Petroleum Corp               1.5%
Hershey Foods Corp                   1.2%
Avago Technologies Ltd               1.2%
Vmware Inc                           1.2%



TOP  FIVE  STOCK  HOLDINGS



                                % of Fund
Apple Inc                            3.6%
Cognizant Technology Solutions Corp  2.6%
Prudential Financial Inc             2.1%
Dollar Tree Inc                      2.0%
Amerisourcebergen Corp               1.8%



Investment objectives, risks, expenses, and other information about the Fund are contained in the prospectus. You may obtain a copy by calling 888.223.0600.
Please  review  it  carefully  before  investing.